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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             HOLOPHANE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             HOLOPHANE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    43645B10
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               JOHN R. DALLEPEZZE
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             HOLOPHANE CORPORATION
                             250 EAST BROAD STREET
                                   SUITE 1400
                              COLUMBUS, OHIO 43215
                                 (614) 224-3134
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:
                          RONALD A. ROBINS, JR., ESQ.
                      VORYS, SATER, SEYMOUR AND PEASE LLP
                               52 EAST GAY STREET
                              COLUMBUS, OHIO 43215
                                 (614) 464-6400

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Holophane Corporation, a Delaware corporation (the "Company"), and the address of its principal executive offices is 250 East Broad Street, Suite 1400, Columbus, Ohio 43215. The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share, of the Company (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1, dated as of June 25, 1999 (the "Schedule 14D-1") of NSI Enterprises, Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of National Service Industries, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding Shares at a price of $38.50 per Share or any greater amount per Share paid pursuant to such tender offer as it may be amended (the "Merger Consideration"), net to the seller in cash, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 25, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). A copy of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 20, 1999, by and among Parent, the Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides, among other things, that upon the terms and subject to the conditions contained therein, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), after the satisfaction or waiver of the conditions contained therein, and the purchase of the Shares pursuant to the Offer, the Purchaser will be merged with and into the Company (the "Merger"). A copy of the Merger Agreement is filed as Exhibit (c)(1) to this Statement and is incorporated herein by reference in its entirety.

     According to the Schedule 14D-1, the address of the principal executive offices of each of the Purchaser and Parent is 1420 Peachtree Street, N.E., Atlanta, Georgia 30309.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as described in this Item 3(b) and in Annex I attached hereto, which is incorporated herein by reference in its entirety, there are, to the knowledge of the Company, no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, the Purchaser, or their respective executive officers, directors or affiliates.

                           CONFIDENTIALITY AGREEMENT

     The following is a summary of the Confidentiality Agreement, dated as of March 31, 1999, between the Company and Parent (the "Confidentiality Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as Exhibit (c)(2) hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement.

     The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Parent has agreed to keep confidential all non-public, confidential or proprietary information furnished to it by the Company, subject to certain exceptions (the "Evaluation Material") and to use the Evaluation Material solely for the purpose of evaluating a possible transaction involving the Company and Parent.

     In addition to the provisions with respect to the maintenance of confidentiality and the permitted use of the Evaluation Material, Parent also agreed in the Confidentiality Agreement to (i) not use the Evaluation Material for the direct or indirect purpose of soliciting the business of customers of the Company, (ii) certain standstill
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restrictions, (iii) certain restrictions on the solicitation of employees of the
Company and (iv) indemnify and hold harmless the Company and its directors, officers, stockholders, owners, affiliates and representatives from any damage, loss, cost (including reasonable legal fees and the cost of enforcing such indemnity) or liability arising out of or resulting from any breach by Parent, any of its affiliates or any Related Party of its or their obligations under the Confidentiality Agreement.

                          AGREEMENT AND PLAN OF MERGER

     The following is a summary of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit
(c)(1) hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meaning set forth in the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, and in any event within five business days from the date of public announcement of the execution thereof. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to (i) the Minimum Condition (as defined below) and (ii) the satisfaction or waiver of certain other conditions of the Offer. See "-- Certain Conditions of the Offer." Under the Merger Agreement, the Purchaser expressly reserves the right to waive the Minimum Condition or any other conditions to the Offer, to increase the price per Share payable in the Offer and to make any other change in the terms or conditions of the Offer. The Minimum Condition of the Offer is that at the expiration of the Offer, at least a majority of the Shares (determined on a fully diluted basis) shall have been validly tendered and not properly withdrawn.

     Notwithstanding the above, under the terms of the Merger Agreement, the Purchaser shall not (i) waive the Minimum Condition without the consent of the Board of Directors of the Company (the "Board of Directors") or (ii) without the consent of the Board of Directors, make any change in the terms or conditions of the Offer which (A) changes the form of consideration to be paid, (B) decreases the price per Share payable in the Offer, (C) reduces the maximum number of Shares to be purchased in the Offer, (D) imposes additional conditions to the Offer, (E) extends the Expiration Date (except as required by law or the applicable rules and regulations of the Commission) or (F) amends any term of the Offer in any manner adverse to holders of Shares; provided that the Purchaser shall have the right, in its sole discretion, to extend the Offer on up to two separate occasions for up to five business days each, notwithstanding the prior satisfaction of conditions to the Offer, in order to attempt to satisfy the Minimum Condition or to satisfy the requirements of Section 253 of the DGCL. The Purchaser shall have no obligation to pay interest on the purchase price of tendered Shares, including in the event the Purchaser exercises its right to extend the period of time during which the Offer is open. The rights reserved by the Purchaser in this paragraph are in addition to the Purchaser's rights to terminate the Offer as described in "-- Certain Conditions of the Offer."

     Certain Conditions of the Offer. Notwithstanding any other term or provision of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, to pay for any Shares tendered pursuant to the Offer and may postpone the acceptance for payment or, subject to any applicable rules and regulations of the Commission, payment for any Shares tendered pursuant to the Offer, and, in its good faith discretion, may amend or terminate the Offer, to the extent provided in the Merger Agreement, unless the Minimum Condition shall have been satisfied or waived in accordance with the terms thereof. Furthermore, notwithstanding any other term or provision of the Offer, the Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may postpone the acceptance for payment or, subject to any applicable rules and regulations of the Commission, payment for any Shares tendered pursuant to the Offer, and, in its good faith discretion, may terminate or amend the Offer, to the extent provided in the Merger Agreement, if, at any time on or after June 20, 1999, and before the acceptance of such Shares for payment or, subject to any applicable rules and regulations of the Commission, the payment therefor, any of the following conditions exists:

          (a) an order shall have been entered (or any governmental entity shall have threatened in writing to seek an order) in any action or proceeding before any federal or state court or governmental agency or other regulatory body or a permanent injunction by any federal or state court of competent jurisdiction in the
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     United States shall have been issued and remain in effect (i) making illegal the purchase of, or payment for, any Shares by the Purchaser, Parent or any of Parent's other subsidiaries; (ii) otherwise preventing the consummation of the Offer or the Merger; (iii) imposing limitations on the ability of the Purchaser, Parent or any of Parent's other subsidiaries to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer on all matters properly presented to the Company's stockholders; (iv) prohibiting or materially limiting the ownership or operation by the Company or any of its subsidiaries, or Parent or any of its subsidiaries, of all or any material portion of the business or assets of the Company and its subsidiaries, or Parent and its subsidiaries, or compelling Parent or any of its subsidiaries to dispose of all or any material portion of the businesses or assets of the Company or its subsidiaries or Parent or its subsidiaries, as a result of transactions contemplated by the Offer or the Merger Agreement; or (v) requiring divestiture by Parent or the Purchaser of any Shares;

          (b) there shall have been any federal or state statute, rule or regulation enacted, enforced, promulgated, amended or made applicable to the Company, the Purchaser, Parent or any other affiliate of Parent or the Company or the Offer or the Merger on or after June 25, 1999 by any governmental entity that could reasonably be expected to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

          (c) (i) the Company shall have breached or failed to perform in any material respect any of its covenants or agreements under the Merger Agreement, which breach shall not have been cured or waived within the earlier of (A) five business days after receipt of notice thereof by the Company or (B) two business days prior to the date on which the Offer expires; provided that if notice of such breach is received by the Company within such two business day period, the Purchaser will extend the Offer by at least two business days, or (ii) any of the representations and warranties of the Company set forth in the Merger Agreement (disregarding any qualifications contained therein regarding materiality or Material Adverse Effect) shall not be true when made or at any time prior to consummation of the Offer as if made at and as of such time, except to the extent that such breach would not be reasonably likely to have a Material Adverse Effect;

          (d) the Merger Agreement is terminated in accordance with its terms or the Offer is terminated with the consent of the Company;

          (e) any event occurs that is reasonably likely to result in a Material Adverse Effect;

          (f) (i) the Board of Directors or any committee thereof withdraws or modifies in a manner adverse to Parent or the Purchaser the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approves or recommends any Alternative Transaction, (ii) any person or group enters into a definitive agreement or an agreement in principle with the Company with respect to an Alternative Transaction or (iii) the Board of Directors or any committee thereof resolves to do any of the foregoing;

          (g) any waiting periods under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated; or

          (h) any consent required to be filed or obtained in connection with the Offer, the failure of which to be so filed or obtained would have a Material Adverse Effect, shall not have been obtained.

     The Merger. The Merger Agreement provides that subject to the terms and conditions thereof (and including those described above in "-- Certain Conditions of the Offer") and in accordance with the DGCL, at the Effective Time of the Merger, the Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

     Pursuant to the Merger Agreement, each Share outstanding immediately prior to the Effective Time (unless otherwise provided for) shall be converted into the right to receive $38.50 in cash, net to the seller in cash, less any required withholding taxes and without interest thereon (the "Merger Consideration"), upon surrender of the certificate formerly representing such Share in the manner described in the Merger Agreement.

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     As soon as practicable following the date of the Merger Agreement, upon the written request of the Purchaser, the Company (or, if appropriate, any committee administering any stock option or compensation plan or arrangement) and the Purchaser shall take such actions as are reasonably required (including, if necessary, the provision of funds by the Purchaser to the Company) to provide that at the Effective Time, each holder of a then outstanding stock option and/or right to purchase Shares granted under any stock option or compensation plan or arrangement of the Company (a "Company Stock Option"), whether or not then exercisable, shall, upon surrender thereof to the Company or its designee, receive from the Company the difference between the Merger Consideration and the exercise price per Share for the Shares covered by such Company Stock Option, net of any applicable tax withholding. Subject to the terms and conditions set forth in the Merger Agreement, the Company and such committee shall further take all actions necessary to cause each Company Stock Option to be canceled at the Effective Time by virtue of the Merger and to cause the stock option or compensation plan or arrangements of the Company providing for the granting of Company Stock Options ("Option Plans") to terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant by the Company or any of its subsidiaries of any interest in respect of the capital stock of the Company or any of such subsidiaries to be terminated as of the Effective Time. Without limiting the generality of the foregoing, the Company and such committee shall have given all requisite notices under all Option Plans and any agreements with respect to any Company Stock Option, accelerated the vesting of Company Stock Options and given holders thereof the requisite opportunity to exercise as is required, in each case, such that following the Effective Time no holder of Options or any participant in the Option Plans or any other such plans, programs or arrangements shall have the right thereunder to acquire any equity securities of the Company or any of its subsidiaries.

     The Merger Agreement provides that, unless otherwise stipulated, Shares that are outstanding immediately prior to the Effective Time and which are held by stockholders who have not voted in favor of or consented to the Merger in writing and have demanded appraisal for such Shares in accordance with the DGCL shall not be converted into a right to receive the Merger Consideration, but shall be entitled to receive the consideration as shall be determined pursuant to Section 262 of the DGCL; provided that if such holder shall have failed to perfect or shall have withdrawn or otherwise lost his, her or its right to appraisal, such holder's Shares shall be treated as if they had been converted as of the Effective Time into a right to receive the Merger Consideration.

     The Merger Agreement also provides that at the Effective Time and without any further action on the part of the Company and the Purchaser, the (Second) Restated Certificate of Incorporation of the Company in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable law. At the Effective Time and without any further action on the part of the Company and the Purchaser, the Bylaws of the Purchaser in effect at the Effective Time shall be the Bylaws of the Surviving Corporation until amended in accordance with applicable law.

     The Merger Agreement provides that from and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Purchaser at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

     Stockholders' Meeting; Proxy Statement. The Merger Agreement provides that the Company shall cause a meeting of its stockholders (the "Company Stockholder Meeting") to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger and the transactions contemplated by the Merger Agreement, unless a vote of stockholders of the Company is not required by the DGCL. The Board of Directors of the Company shall recommend approval and, to the extent required by the DGCL, adoption by the Company's stockholders of the Merger Agreement and the Merger and the transactions contemplated by the Merger Agreement. In connection with such meeting, the Company (i) will promptly prepare and file with the Commission, will use its reasonable efforts to have cleared by the Commission and will thereafter mail to its stockholders as promptly as practicable a proxy or information statement of the Company (the "Company Proxy Statement") and all other proxy materials for such meeting, (ii) will use its reasonable efforts to obtain the necessary approvals by its stockholders of the Merger Agreement and
(iii) will otherwise comply with all legal requirements applicable to such meeting. Notwithstanding the foregoing, if the Purchaser acquires at least 90% of the outstanding Shares, the Company has agreed, at the request of the Purchaser, to take all necessary and appropriate action to cause the Merger to become effective as
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soon as reasonably practicable after such acquisition, without a meeting of the
Company's stockholders, in accordance with Section 253 of the DGCL.

     Neither the Board of Directors nor any committee thereof will, except as expressly permitted by the Merger Agreement, (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Parent or the Purchaser, its approval or recommendation of the Merger or the Merger Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any transaction involving any offer or proposal for, or any indication of interest in, a merger or other business combination involving the Company or any of its material subsidiaries or the acquisition of any equity interest in, or substantial portion of the assets of, the Company or any of its material subsidiaries, other than the transactions contemplated by the Merger Agreement (an "Acquisition Proposal") from a party other than Parent or the Purchaser (an "Alternative Transaction") or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Alternative Transaction. Notwithstanding the foregoing, if, prior to the approval of the Merger Agreement by the stockholders of the Company, the Board of Directors determines in the exercise of its fiduciary duties, after it has received a Superior Proposal (as hereinafter defined) in compliance with the terms of the Merger Agreement, that it may (subject to this and the following sentences) inform the stockholders of the Company that it no longer believes that the Merger is advisable and no longer recommends approval (a "Subsequent Determination") and enter into an Acquisition Agreement with respect to a Superior Proposal, but only at a time that is after the fifth day following delivery to Parent of written notice advising Parent that the Board of Directors has received a Superior Proposal. Such written notice must specify the material terms and conditions of such Superior Proposal, identify the person making such Superior Proposal and state that the Board of Directors intends to make, or is considering making, a Subsequent Determination. During the five day period, the Company is obligated to provide an opportunity for Parent to propose such adjustments to the terms and conditions of the Merger Agreement as would enable the Board of Directors to proceed with its recommendation to the stockholders of the Company without a Subsequent Determination. A "Superior Proposal" means any proposal (on its most recently amended or modified terms, if amended or modified) made by any person other than Parent or its affiliates to enter into an Alternative Transaction which the Board of Directors determines in its good faith judgment to be more favorable to the stockholders of the Company than the Merger, taking into account all relevant factors, including, but not limited to, whether, in the good faith judgment of the Board of Directors, after consultation with the Company's independent financial advisor, the third party is reasonably able to finance the transaction, and any proposed changes to the Merger Agreement that may be proposed by Parent in response to such Alternative Transaction.

     Designation of Directors. The Merger Agreement provides that, promptly upon the purchase by Purchaser of more than a majority of the outstanding Shares pursuant to the Offer, and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors as shall give Purchaser representation on the Board of Directors equal to a majority of the Board of Directors, and that the Company will amend or cause to be amended its Bylaws as necessary to effect such representation and will, at such time, promptly take all action necessary to cause the Purchaser's designees to be so elected or appointed, including either increasing the size of the Board of Directors or securing the resignations of incumbent directors or both. The Company has also agreed to use its reasonable best efforts to cause persons designated by the Purchaser to constitute the same percentage as is on the Board of Directors on each committee of the Board of Directors.

     Following the election or appointment of the Purchaser's designees and prior to the Effective Time, the concurrence of a majority of the directors of the Company then in office who are neither designated by the Purchaser nor are employees of the Company (the "Disinterested Directors") shall be required to authorize any amendment, or waiver of any term or condition, of the Merger Agreement or the certificate of incorporation or bylaws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of the Purchaser or waiver or assertion of any of the Company's rights thereunder, and any other consent or action by the Board of Directors with respect to the Merger Agreement. The number of Disinterested Directors shall not be less than two.

     Access to Information; Confidentiality. From the date of the Merger Agreement until the Effective Time, upon reasonable, prior notice from Parent, the Company will give Parent and the Purchaser, their counsel,
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financial advisors, auditors and other authorized representatives reasonable access during normal business hours and without disrupting the orderly conduct of business by the Company and its subsidiaries to the offices, properties, books and records of the Company and its subsidiaries, will furnish to Parent and the Purchaser, their counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request and will instruct the Company's employees, counsel and financial advisors to reasonably cooperate with Parent and the Purchaser in their investigation of the business of the Company and its subsidiaries.

     The Merger Agreement further provides that Parent and the Purchaser will hold, and will cause their respective officers, directors, employees, accountants, lenders, counsel, consultants, advisors and agents to hold, in confidence, all confidential documents and information concerning the Company and its subsidiaries furnished to Parent or the Purchaser in connection with the transactions contemplated by the Merger Agreement in accordance with the Confidentiality Agreement.

     Other Offers. The Merger Agreement provides that the Company and its subsidiaries will not, nor shall the Company authorize or permit any officers, directors, employees, representatives or agents of the Company and its subsidiaries to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal or (ii) engage in negotiations with, or disclose any nonpublic information relating to the Company or any of its subsidiaries or afford access to the properties, books or records of the Company or any of its subsidiaries to, any person that may be considering making, or has made, an Acquisition Proposal; provided, however, that nothing contained in the Merger Agreement prevents the Company or the Board of Directors from (a) furnishing nonpublic information to, or affording access to the properties, books or records of the Company or any of its subsidiaries to, or entering into discussions or an agreement with, any person in connection with an unsolicited Acquisition Proposal by such person, if and only to the extent that
(x) the Company's Board of Directors determines in good faith after consultation with outside legal counsel that such action is necessary to comply with its fiduciary duties to the stockholders of the Company under applicable law, (y) prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such person, the Board of Directors receives from such person an executed confidentiality agreement with customary terms and
(z) the Board of Directors concludes in the exercise of its fiduciary duties that the Acquisition Proposal is a Superior Proposal, or (b) taking and disclosing to the Company's stockholders any position, and making any related filings with the Commission, as required by Rules l4e-2 and 14d-9 under the Exchange Act with respect to any Alternative Transaction that is a tender offer; provided, that the Board of Directors shall not recommend that the stockholders of the Company tender their Shares in connection with any such tender offer unless the Board of Directors by majority vote determines in good faith that failing to take such action would constitute a breach of the Board of Directors' fiduciary duties under applicable law. The Company will promptly notify Parent after receipt of any Acquisition Proposal or any request for nonpublic information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries by any person that has made an Acquisition Proposal and will keep Parent fully informed of the status and details of any such Acquisition Proposal, indication or request. The Company has agreed not to take any action with respect to such proposal or inquiry for five days after delivery of such notice to Parent and will negotiate exclusively and in good faith with Parent for such five day period to make such adjustments in the terms and conditions of the Merger Agreement as would enable the Company to proceed with the transactions contemplated therein on such adjusted terms.

     Directors' and Officers' Indemnification and Insurance. The Merger Agreement provides that the Certificate of Incorporation of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the (Second) Restated Certificate of Incorporation of the Company and these provisions are not to be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect materially adversely the rights thereunder of individuals who at the Effective Time were directors or officers of the Company, with respect to any act or omission in their capacity as an officer or director of the Company occurring on or prior to the Effective Time, unless such modification shall be required by law.

     Parent has agreed to maintain the current policies of directors' and officers' liability insurance maintained by the Company (or substitute policies with substantially the same coverage and containing substantially comparable
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terms and conditions) for at least six years after the Effective Time, with respect to matters occurring prior to the Effective Time; provided that Parent will not be required to expend more than an amount per year equal to 400% of current annual premiums paid by the Company to maintain or procure such coverage.

     The Company will, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless each present and former director and officer of the Company (collectively, the "Indemnified Parties") against all costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or directly pertaining to any action or omission in their capacity as an officer or director of the Company occurring on or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, for a period of six years after the Effective Time, in each case to the fullest extent permitted under applicable law (and shall pay any expenses in advance of the final disposition of such action or proceeding to each Indemnified Party to the fullest extent permitted under applicable law, upon receipt from the Indemnified Party to whom expenses are advanced of an undertaking to repay such advances required under applicable law). In the event of any such claim, action, suit, proceeding or investigation,
(i) the Company or the Surviving Corporation, as the case may be, have agreed to pay the reasonable fees and expenses of counsel selected by the Indemnified Parties promptly after statements therefor are received and (ii) the Company and the Surviving Corporation shall cooperate in the defense of any such matter. In the event that any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect of such claim shall continue until the final disposition of such claim.

     Conduct of Business Pending the Merger. Pursuant to the Merger Agreement, the Company and its subsidiaries have agreed to conduct their business in the ordinary course consistent with past practice and to use their reasonable efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees.

     The Company and its subsidiaries will also refrain from taking various actions without Parent's consent, which consent shall not be unreasonably delayed, conditioned or withheld, pending consummation of the Merger. These limitations cover, among other things (subject to certain limitations): changes in governing documents; changes in capital stock; declaration or payment of dividends or other distributions; increases in the compensation or benefits of directors, officers and employees (except to the extent required under existing plans); adopting a plan of complete or partial dissolution; incurring debt above specified levels or entering into transactions other than in the ordinary course of business consistent with past practice; making capital expenditures beyond specified limits; entering into certain transactions; making any material tax election; changing any accounting principles in a material manner; and paying or discharging any claims, liabilities or obligations other than in the ordinary course of business consistent with past practice or as required pursuant to contracts or agreements existing as of the date of the Merger Agreement.

     Employee Benefits Matters. As of the Effective Time, the Surviving Corporation will employ all employees of the Company who desire employment. With respect to each individual who is employed by the Surviving Corporation as of the Effective Time, Parent may, at its option, either (i) cause the Surviving Corporation to continue to provide for such individual's participation in each medical, surgical, hospitalization and other "welfare" plan, fund or program (within the meaning of Section 3(1) of ERISA) of the Company on the same terms as immediately prior to the Effective Time or (ii) permit such individual to participate in an employee welfare plan sponsored by Parent or any affiliate of Parent (a "Purchaser Plan") which provides substantially similar benefits as prior to the Effective Time on the same terms and to the same extent as similarly situated employees of Parent's Lithonia Lighting unit; provided that if Parent elects to permit an employee to participate in a Purchaser Plan pursuant to clause (ii) above, such employee will (A) not be subject to any preexisting condition provision or waiting period under any Purchaser Plan which provides medical, dental, vision or prescription drug benefits and (B) to the extent permitted by applicable law, be credited with prior service with the Company for all purposes related to eligibility and vesting under any Purchaser Plan in which such employee participates.

     With respect to any employee of the Company as of the date of the Merger Agreement who is not employed by the Surviving Corporation as of the Effective Time, the Surviving Corporation will be responsible for providing continuation coverage to such employee (and his or her dependents), as required under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"). Further, with respect to any former employee of the Company (or his or her dependents) who is receiving continuation coverage under COBRA as of the Effective Time, the Surviving Corporation will maintain such continuation coverage in compliance with COBRA.

     Parent has agreed to cause the Surviving Corporation to continue each of the following plans and agreements for the remaining term thereof: (i) the Company's Second Amended and Restated Supplemental Executive Retirement Plan (the "SERP"); and (ii) certain Termination Benefit Agreements and Employment Agreements between the Company and its executive officers; provided that the Surviving Corporation shall not be obligated to make contributions to the SERP or to permit employees to defer compensation into the SERP for more than two years after the Effective Time. Parent has also agreed to cause the Surviving Corporation to continue for at least two years, or offer a comparable plan to, the Company's bonus plans and educational assistance program. Any outstanding rights under the following plans will be fully satisfied in connection with the transactions contemplated by the Merger Agreement and, upon satisfaction of those rights, the plans shall be terminated: (i) the Company's Employee Stock Option (Purchase) Plan; and (ii) the Company's Performance Award Program.

     Under the Merger Agreement, Parent has agreed to assume and honor, and cause the Surviving Corporation to assume and to honor, in accordance with their terms all employment, severance and other compensation agreements and arrangements listed in the Disclosure Schedule delivered pursuant to the Merger Agreement.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations and warranties by the Company concerning: the Company's capitalization; required filings and consents; the Board of Directors' approval of the Merger Agreement and the transactions contemplated thereby (including approvals so as to render inapplicable thereto the limitation on business combinations contained in Section 203 of the DGCL); Commission filings and financial statements; absence of certain changes or events; compliance with law; absence of litigation; employee benefit plans; environmental matters; tax matters; real estate matters; intellectual property; Year 2000 issues; and brokers. Some of the representations are qualified by a material adverse effect clause. "Material Adverse Effect," for the purposes of the Merger Agreement and the Offer to Purchase, means an effect that (A) is materially adverse to the financial condition, business, assets or results of operations of the Company and its subsidiaries taken as a whole, excluding in all cases: (i) events or conditions generally affecting the industry in which the Company and its subsidiaries operate or arising from changes in general business or economic conditions; (ii) any change or effect resulting from any change in law or generally accepted accounting principles, which generally affect entities such as the Company; and (iii) any change or effect resulting from the execution and/or announcement of the Merger Agreement or compliance by the Company with the terms of the Merger Agreement or any agreement contemplated by the Merger Agreement, or (B) would prevent or materially delay the consummation of the Offer or the Merger.

     Conditions of the Merger. Under the Merger Agreement, the respective obligations of Parent, the Purchaser and the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) the Merger Agreement and the transactions contemplated hereby shall have been approved and adopted by the stockholders of the Company, to the extent required by, and in accordance with, the DGCL and the Company's (Second) Restated Certificate of Incorporation and Bylaws; (ii) no governmental entity shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger illegal or otherwise restricting, preventing or prohibiting consummation of the Merger; (iii) Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; and (iv) all actions by or in respect of or filings with any governmental body, agency, official or authority required shall have been obtained or made.

     Termination Events. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval thereof by the stockholders of the Company, to the extent required by the DGCL):

          (a) by mutual written consent of Parent and the Company;

          (b) by either the Company or Parent, if the Effective Time shall not have occurred on or before December 31, 1999 (provided that the right to terminate the Merger Agreement under this provision will not be available to any party whose breach of the Merger Agreement has been the primary cause of, or resulted in, the failure of the Effective Time to occur on or before such date);

          (c) by either the Company or Parent, if any governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties shall use their reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable;

          (d) by Parent:

             (i) if the Purchaser terminates the Offer without the Purchaser having purchased any Shares by reason of the failure to satisfy any condition set forth in Annex I to the Merger Agreement;

             (ii) if the Board of Directors (A) fails to include in the Schedule 14D-9 or the Company Proxy Statement its recommendation without modification or qualification that the stockholders of the Company accept the Offer and approve the Merger Agreement and the Merger, (B) approves or recommends any other Acquisition Proposal, (C) withdraws, modifies or qualifies its recommendation of the Offer, the Merger Agreement or the Merger in a manner adverse to the interests of Parent or the Purchaser or (D) resolves to do any of the foregoing; or

          (e) by the Company:

             (i) if the Purchaser fails to commence the Offer within 5 business days following the date of the initial public announcement of the Offer;

             (ii) if the Purchaser terminates the Offer without having accepted any Shares for payment by reason of the failure to satisfy any condition set forth in Annex I to the Merger Agreement (unless such failure results from the failure of the Company to perform in any material respect any of its covenants or agreements contained in the Merger Agreement or the material breach by the Company of any of its representations and warranties contained in the Merger Agreement);

             (iii) if the Purchaser fails to pay for Shares within 90 days following the commencement of the Offer, unless the failure to pay for Shares is the result of the failure of the Company to perform in any material respect any of its covenants or agreements contained in the Merger Agreement or the material breach by the Company of any representations or warranties contained in the Merger Agreement;

             (iv) if any of Parent's or the Purchaser's representations or warranties contained in the Merger Agreement are not true and correct in any material respect, as if such representation or warranty was made as of such time on or after the date of the Merger Agreement; or Parent or the Purchaser fails to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Parent or the Purchaser to be performed or complied with by it under the Merger Agreement and which, in any such case, is not cured within 5 business days following receipt of notice thereof; or

             (v) if, prior to the purchase of Shares pursuant to the Offer and after it has received a Superior Proposal in compliance with the Merger Agreement, the Company's Board of Directors determines that it is obligated by its fiduciary duties under applicable law to terminate the Merger Agreement, provided that such termination will not be deemed effective under the Merger Agreement until the Company pays the Termination Fee (as defined below) and reimburses certain of Parent's and the Purchaser's expenses.

     Fees and Expenses. If (i) Parent terminates the Merger Agreement because the Board of Directors (A) fails to include a recommendation in the Schedule 14D-9 or Company Proxy Statement, (B) approves or recommends any other Acquisition Proposal, (C) withdraws, modifies or qualifies its recommendation of the Offer or the Merger in a manner adverse to the interests of Parent or the Purchaser or (D) resolves to do any of the foregoing, or (ii) the Company terminates the Merger Agreement prior to the purchase of Shares pursuant to the Offer and after it has received a Superior Proposal in compliance with the Merger Agreement because its Board of Directors determines that such termination is obligated by its fiduciary duties under applicable law, then in each such case the Company has agreed to pay to Parent and the Purchaser, within five business days of such termination, a fee, in cash in an amount of $20,000,000 (the "Termination Fee"). In addition, the Company has agreed to reimburse Parent, the Purchaser and their affiliates (not later than five business days after submission of valid statements therefor) for all actual documented out-of-pocket fees and expenses incurred by any of them or on their behalf in connection with the Offer and the Merger and the consummation of all transactions contemplated by the Merger Agreement (including, without limitation, fees and disbursements payable to financing sources, investment bankers, counsel to the Purchaser or Parent or any of the foregoing, and accountants) up to a maximum amount of $3 million.

     If within 12 months after termination of the Merger Agreement, the Company consummates an Acquisition Proposal with a person other than Parent or the Purchaser, then immediately prior to, and as a condition of, consummation of such transaction the Company shall pay to Parent upon demand an amount in cash equal to the Termination Fee to reimburse Parent for its time, expense and lost opportunity costs of pursuing the Merger, unless the Termination Fee is payable or has been paid in accordance with the Merger Agreement or if the Merger Agreement is terminated by the Company as a result of Parent's failure in any material respect to perform its obligations under the Merger Agreement or as a result of a material breach of any of its representations or warranties.

                       RECENT AMENDMENTS TO BENEFIT PLANS

     Supplemental Executive Retirement Plan. The following is a summary of certain material provisions of the SERP which was adopted by the Company effective as of June 1, 1999. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the SERP, a copy of which is filed as Exhibit (c)(4) hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the SERP.

     The SERP is a non-qualified deferred compensation plan which is designed to allow certain key executives of the Company to defer recognition, for income tax purposes, of a portion of their annual compensation. Under the plan, generally, a participating executive may defer receipt of payment of a portion of his or her annual salary and annual bonus. Such deferred amounts are paid at a later date pursuant to the applicable provisions of the SERP.

     The SERP supersedes and replaces the Amended and Restated Holophane Corporation Supplemental Executive Retirement Plan (the "Existing SERP"). The SERP amended the Existing SERP to (i) allow participants to defer to the SERP the cash portion of "change of control benefits" to which they may become entitled under the terms of their employment or termination agreements; (ii) allow participants to defer the distribution of "change of control" benefits to which they may become entitled under the SERP; (iii) allow participants to elect a lump sum distribution of SERP benefits by incurring a six percent reduction in the value of the benefit; (iv) require the establishment of a trust to hold SERP assets; (v) curtail the sponsor's right to terminate the SERP by providing that any termination may not affect elections available under the SERP; (vi) require the assumption of the SERP by any successor to the Company; and (vii) add a series of forms and agreements through which participants may exercise various elections made available under the SERP. The SERP did not otherwise materially change the Existing SERP.

     Holophane Corporation Executives' Deferred Compensation Plan. The following is a summary of certain material provisions of the Holophane Corporation Executives' Deferred Compensation Plan (the "Executives' Deferred Compensation Plan") which was adopted by the Company effective June 1, 1999. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Executives' Deferred Compensation Plan, a copy of which is filed as Exhibit (c)(5) hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Executives' Deferred Compensation Plan.

     The Executives' Deferred Compensation Plan is a non-qualified deferred compensation plan for certain executives of the Company. Under the terms of the plan, eligible executives may (i) defer receipt of the gain they otherwise would receive on the conversion of stock options under either or both of the Incentive Stock Plan or the 1996 Incentive Stock Plan (both as defined below) and receive that gain over a ten year period; and (ii) elect a lump sum distribution of plan benefits by incurring a six percent reduction in the value of the benefit.

     Holophane Corporation Executives' Deferred Compensation Program. The following is a summary of certain material provisions of the Holophane Corporation Executives' Deferred Compensation Program (the "Executives' Deferred Compensation Program") which was adopted by the Company effective June 1, 1999. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Executives' Deferred Compensation Program, a copy of which is filed as Exhibit (c)(6) hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Executives' Deferred Compensation Program.

     The Executives' Deferred Compensation Program is substantially identical to the Executives' Deferred Compensation Plan. However, the program was designed for a different group of executives of the Company. The substantive rights of the participating executives in the Executives' Deferred Compensation Program are identical to the substantive rights of the participating executives in the Executives' Deferred Compensation Plan.

     Holophane Corporation Incentive Stock Plan. The following is a summary of certain material provisions of the Holophane Corporation Incentive Stock Plan, as amended by the Company effective June 1, 1999 (the "Incentive Stock Plan"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Incentive Stock Plan, a copy of which is filed as Exhibit (c)(7) hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Incentive Stock Plan.

     The Incentive Stock Plan is a broad-based program designed to provide eligible employees with equity-based compensation. Generally, under the terms of the Incentive Stock Plan, the Company may award stock options, restricted shares, share appreciation rights (SAR's) and performance shares to participants.

     The June 1, 1999 amendments to the Incentive Stock Plan allow participants to defer the gain they might otherwise receive on the conversion of stock options issued under the original Incentive Stock Plan after a "change of control." The June 1, 1999 amendments did not otherwise materially change the Incentive Stock Plan.

     Holophane Corporation 1996 Incentive Stock Plan. The following is a summary of certain material provisions of the Holophane Corporation 1996 Incentive Stock Plan, as amended by the Company effective June 1, 1999 (the "1996 Incentive Stock Plan"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the 1996 Incentive Stock Plan, a copy of which is filed as Exhibit (c)(8) hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the 1996 Incentive Stock Plan.

     Like the Incentive Stock Plan (described above), the 1996 Incentive Stock Plan is a broad-based program designed to provide eligible employees with equity-based compensation. The types of awards available under the 1996 Incentive Stock Plan are similar to the types of awards available under the Incentive Stock Plan.

     The June 1, 1999 amendments allow participants to defer the gain they might otherwise receive on the conversion of stock options issued under the 1996 Incentive Stock Plan after a "change of control." The June 1, 1999 amendments did not otherwise materially change the 1996 Incentive Stock Plan.

     Holophane Corporation Fee Deferral Plan for Non-Employee Directors. The following is a summary of certain material provisions of the Holophane Corporation Fee Deferral Plan for Non-Employee Directors, as amended by the Company effective June 1, 1999 (the "Non-Employee Director Fee Deferral Plan"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Non-Employee Director Fee Deferral Plan, a copy of which is filed as Exhibit (c)(9) hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Non-Employee Director Fee Deferral Plan.

     The Non-Employee Director Fee Deferral Plan is a non-qualified deferred compensation plan for outside directors of the Company. Under the terms of the plan, eligible directors may defer recognition, for income tax purposes, of all or a portion of their directors' fees otherwise payable to them by the Company. Such deferred amounts are paid at a later date pursuant to the applicable provisions of the plan.

     Effective June 1, 1999, the Company amended the Non-Employee Director Fee Deferral Plan in order to extend to non-employee directors substantially similar deferral opportunities made available to executives (e.g., the deferral of stock option gain and "change of control" benefits) through changes made to executives' employment and termination agreements and by amendments made to the SERP. The June 1, 1999 amendments did not otherwise materially change the Non-Employee Director Fee Deferral Plan.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) On several occasions between 1993 and 1998, the Board of Directors of the Company discussed possible means of enhancing stockholder value. These included not only the sale of the Company, but also the possibility of the Company's making one or more significant acquisitions itself. However, while the Company believes that it has successfully acquired and integrated several, relatively small businesses, including Antique Street Lamps, Inc., MetalOptics Corporation and Holophane S.A. de C.V., the Company has not been able to identify any significant acquisitions. In addition, management of the Company has met periodically with representatives of other lighting companies to explore opportunities for a transaction involving the Company, whether in the context of discussions pursuant to a confidentiality agreement, informal conversations at trade shows and lighting industry events and otherwise.

     In early 1999, the Board of Directors of the Company began discussing a possible consolidation trend in the lighting industry. Several Board members expressed concern that, if the Company could not find a suitably large acquisition target, then the Board should consider pursuing the sale of the Company.

     On February 25, 1999, at the request of the Board of Directors, Salomon Smith Barney Inc. ("Salomon Smith Barney"), the Company's financial advisor, reviewed with the Board of Directors and Vorys, Sater, Seymour and Pease LLP ("Vorys Sater"), the Company's outside legal counsel, several possible strategic alternatives available to the Company for increasing stockholder value. These alternatives included a full, public auction of the Company, a limited, private auction of the Company, a leveraged recapitalization or leveraged buyout and a significant acquisition program.

     After discussion of these alternatives, the Board of Directors determined that the Company should pursue a private auction with a limited number of potential purchasers, both strategic and financial. The Board of Directors made clear at such time that the Company was not for sale and that several of the other strategic alternatives for increasing stockholder value remained attractive, but that, given the perceived consolidation trend, the Company should "test the market" with respect to a possible sale. Furthermore, the Board of Directors, with senior management's strong concurrence, stressed the need for confidentiality and discretion in the process, so as not to risk losing sales and operational employees during the process.

     Between February 25, 1999, and March 24, 1999, the Company, with the assistance of its advisors, prepared a confidential memorandum and management presentation for participants in the limited auction process. During such period, a select list of potential purchasers were contacted and confidentiality agreements were executed with each of the potential purchasers who had requested a confidential memorandum.

     On March 17, 1999, the Board of Directors of the Company met by telephone conference, with the participation of the Company's chief financial officer and the Company's legal and financial advisors, at which meeting the Board was updated on the status of the process. On March 25, 1999, the Board of Directors convened again by telephone conference, with the Company's chief financial officer and Vorys Sater present, for a further update on the process and for final comments on the confidential memorandum. The Board of Directors reiterated that the Company was not for sale, but authorized continuing to consider the limited auction process and distributing a confidential memorandum to each of the potential purchasers that had entered into a confidentiality agreement with the Company. On March 31, 1999 and thereafter, confidential memoranda were distributed to 19 potential purchasers.

     On April 13, 1999, the Board of Directors met by telephone conference, with the participation of the Company's chief financial officer and the Company's legal and financial advisors, at which meeting the Board was updated on the Company's first fiscal quarter and the bidding process.

     First round indications of interest were due on April 28, 1999. On April 29, 1999, the Company held its 1999 Annual Meeting of Stockholders in Columbus, Ohio. Following the Annual Meeting, the Board of Directors met with the Company's chief financial officer and its legal and financial advisors to discuss the first round indications of interest. Salomon Smith Barney reviewed in detail each of the seven initial indications of interest that had been received. Following extensive discussion, the Board determined that the Company should continue the limited auction process and instructed Salomon Smith Barney to invite the top five participants to the next round, which involved management presentations and data room visits.

     Beginning on May 18, 1999, four of the five participants visited the Company's facilities in Newark, Ohio, met with senior management and reviewed due diligence materials. Each participant also received a first draft of the Merger Agreement.

     Final bids were due on June 16, 1999, together with a mark-up of the form of the Merger Agreement previously distributed to the participants by Vorys Sater. On June 16, 1999, the Company received three offers. On June 17, 1999, the Board of Directors met by telephone conference with the Company's chief financial officer and legal and financial advisors to review in detail each of the offers and the comments to the Merger Agreement.

     Following extensive discussions regarding each of the offers and proposed terms, the Board instructed Salomon Smith Barney to approach Parent, which the Board deemed to have submitted the best proposal. The Company's legal and financial advisors were authorized to negotiate with Parent and its financial advisors, Wasserstein Perella & Co., Inc. ("Wasserstein Perella"), terms and conditions (including price) within specific parameters. The Board further instructed Salomon Smith Barney to contact another bidder if Parent declined to improve certain terms and conditions of its offer. In connection with these revised terms, on June 18, 1999, Vorys Sater delivered a revised draft of the Merger Agreement to King & Spalding, Parent's outside legal counsel, for the consideration of Parent and its advisors.

     On June 18, 1999, Parent and its financial advisors communicated improved terms and conditions, including an increase in the per Share offer price to $38.50 per Share, subject to the condition that its revised proposal would not be valid if the final Merger Agreement was not negotiated promptly or other potential purchasers were contacted.

     Over the weekend of June 19 and June 20, 1999, the Company and Parent, and their respective advisors, negotiated the terms of the Merger Agreement. On the afternoon of Sunday, June 20, 1999, the Board of Directors of the Company met in person and by telephone conference, with the participation of the Company's chief financial officer and legal and financial advisors, to review the final terms of the Merger Agreement and Parent's revised Offer. At this meeting, Vorys Sater summarized for the Board the material terms of, and resolution of key issues in, the revised Merger Agreement. Salomon Smith Barney then reviewed with the Board its financial analysis of the per Share cash consideration payable in the Offer and the Merger and rendered an oral opinion (subsequently confirmed by delivery of a written opinion dated June 20, 1999) as to the fairness, from a financial point of view, of the $38.50 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Parent and its affiliates). After extensive discussion of the terms of the Offer and the Merger, the Board of Directors unanimously approved the Offer and the Merger and determined that they were advisable and fair to, and in the best interests of, the Company and its stockholders. Further, the Board of Directors unanimously approved the Merger Agreement and the transactions contemplated thereby and recommended that the stockholders accept the Offer and tender their Shares to the Purchaser and, at any meeting duly called and held for such purpose, approve the Merger and the Merger Agreement. Following such actions, the Merger Agreement was executed and delivered by the parties thereto. On Monday, June 21, 1999, prior to the opening of trading on the New York Stock Exchange, Parent and the Company jointly announced that the Merger Agreement had been signed and the Purchaser's intention to commence the Offer.

     On June 25, 1999, the Purchaser commenced the Offer.

     (b) At the meeting held on June 20, 1999, the Board of Directors unanimously approved the Offer and the Merger and determined that they were advisable and fair to, and in the best interests of, the Company and its stockholders. Further, the Board of Directors unanimously approved the Merger Agreement and the other transactions contemplated thereby and recommended that the stockholders accept the Offer and tender their Shares to the Purchaser and, at any meeting duly called and held for such purpose, approve the Merger and the Merger Agreement. In making such recommendation and approving the Merger Agreement and the transactions contemplated thereby, the Board considered a number of factors, including, but not limited to, the following:

          (i) the Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various risks and uncertainties associated with those prospects, including the Company's competitive environment, new product development efforts, and the status of other business initiatives;

          (ii) the perception of the Board of Directors that a trend of consolidation and concentration was occurring in the lighting industry, and that the lighting industry requires that companies be significantly larger than the Company because of the cyclical and capital- and research and development-intensive nature of the industry;

          (iii) the fact that the Company had been approached several times over the past five years with respect to a possible acquisition, that the Company had carefully considered such transactions, that the Company had carefully considered over the past several months a broad range of options to enhance stockholder value, including acquiring smaller or similarly-sized companies, a leveraged recapitalization and a leveraged buy-out, and that no other compelling opportunities of these kinds became evident;

          (iv) the fact that, after conducting a limited auction process, no other bidders in such process proposed acquiring the Company on more attractive terms than those of the Offer and the Merger;

          (v) the financial and other terms and conditions of the Merger Agreement, including the proposed structure of the Offer and the Merger involving a cash tender offer of $38.50 per Share for all outstanding shares to be followed by a merger for the same consideration and including the terms relating to the treatment of the Company's employees;

          (vi) the fact that the value of $38.50 per Share cash price to be received by the Company's stockholders in both the Offer and the Merger represented a significant premium over the market prices of the Common Stock over various periods;

          (vii) the fact that neither the Offer nor the Merger is subject to any financing condition, and that Parent has represented to the Company that it has or will have available, prior to the expiration of the Offer, sufficient funds to enable the Purchaser to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

          (viii) the opinion of Salomon Smith Barney dated June 20, 1999 to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $38.50 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders. The full text of Salomon Smith Barney's written opinion dated June 20, 1999 which sets forth the assumptions made, matters considered and limitations on the review undertaken by Salomon Smith Barney, is attached hereto as Annex II and is incorporated herein by reference. Salomon Smith Barney's opinion is directed only to the fairness, from a financial point of view, of the $38.50 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY;

          (ix) the fact that, prior to consummation of the Offer, the Board of Directors may approve a proposal to be acquired by a third party after a majority of the Board of Directors has determined in good faith (A) after consultation with outside legal counsel that such action is necessary to comply with its fiduciary duties and

     (B) that such proposal is more favorable to the Company's stockholders, taking into account all relevant factors, including, but not limited to, after consultation with the Company's independent financial advisor, the third party's ability to finance the transaction, and after the Company shall have a paid a termination fee of $20,000,000 to Parent plus expenses of up to $3,000,000;

          (x) the recommendation of the Company's management with respect to the Offer and the Merger; and

          (xi) the likelihood that the Offer and the Merger would be consummated, including the likelihood of satisfaction of regulatory approvals required pursuant to, and the other conditions to the Offer and the Merger contained in the Merger Agreement.

     The Board of Directors' approval and recommendation was based on the totality of the information considered by it. The Board of Directors did not assign relative weights to the factors considered by it or determine that any one factor was of primary importance.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained Salomon Smith Barney to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Salomon Smith Barney's engagement, the Company has agreed to pay Salomon Smith Barney upon completion of the Offer and the Merger an aggregate financial advisory fee based on a percentage of the total consideration, including liabilities assumed, payable in the Offer and the Merger. It is currently estimated that the aggregate financial advisory fee payable to Salomon Smith Barney will be approximately $3.1 million. The Company also has agreed to reimburse Salomon Smith Barney for reasonable travel and other out-of-pocket expenses, including the reasonable fees and disbursements of its legal counsel, and to indemnify Salomon Smith Barney and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Salomon Smith Barney's engagement. Salomon Smith Barney has in the past provided investment banking services to the Company and Parent unrelated to the Offer and the Merger, for which services Salomon Smith Barney has received compensation. In the ordinary course of business, Salomon Smith Barney and its affiliates (including Citigroup Inc. and its affiliates) may actively trade or hold the securities of the Company and Parent for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither the Company nor anyone acting on its behalf has or currently intends to employ, retain or compensate any person to take solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as set forth herein, there have been no transactions in the Shares which were effected during the past sixty days by the Company, or to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates or subsidiaries presently intend to tender pursuant to the Offer, all Shares which are owned beneficially by such persons, subject to and consistent with any fiduciary obligations in the case of Shares held by fiduciaries.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth above herein, the Company is not engaged in any negotiations in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described herein, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached hereto as Annex I is being furnished in connection with the contemplated designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders, following the purchase by the Purchaser, pursuant to the Offer, of the number of Shares representing not less than a majority of the outstanding Shares on a fully diluted basis.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

    Exhibit(a)(1)   --   Offer to Purchase, dated June 25, 1999
    Exhibit(a)(2)   --   Letter of Transmittal, dated June 25, 1999
    Exhibit(a)(3)   --   Opinion of Salomon Smith Barney Inc., dated June 20, 1999
                         (filed as Annex II hereto)
    Exhibit(a)(4)   --   Joint Press Release of the Company and Parent, dated June
                         21, 1999
    Exhibit(a)(5)   --   Letter to stockholders of the Company dated June 25, 1999
    Exhibit(c)(1)   --   Agreement and Plan of Merger, dated as of June 20, 1999,
                         among the Company, the Purchaser and Parent
    Exhibit(c)(2)   --   Confidentiality Agreement, dated as of March 31, 1999,
                         between the Company and Parent
    Exhibit(c)(3)   --   The Company's Information Statement filed pursuant to
                         Section 14(f) of the Securities Exchange Act of 1934 and
                         Rule 14f-1 thereto (filed as Annex I hereto)
    Exhibit(c)(4)   --   Holophane Corporation Second Amended and Restated
                         Supplemental Executive Retirement Plan
    Exhibit(c)(5)   --   Holophane Corporation Executives' Deferred Compensation Plan
    Exhibit(c)(6)   --   Holophane Corporation Executives' Deferred Compensation
                         Program
    Exhibit(c)(7)   --   Holophane Corporation Incentive Stock Plan, as amended,
                         effective June 1, 1999
    Exhibit(c)(8)   --   Holophane Corporation 1996 Incentive Stock Plan, as amended, effective June 1, 1999
    Exhibit(c)(9)   --   Holophane Corporation Fee Deferral Plan for Non-Employee
                         Directors, as amended, effective June 1, 1999
    Exhibit(c)(10)  --   Employment Agreement dated as of August 30, 1993 between the
                         Company and John R. DallePezze, as amended, effective June
                         1, 1999
    Exhibit(c)(11)  --   Representative Amended Termination Benefit Agreement between the Company and Bruce Philp, as amended, effective June 1,
                         1999 (Each of John W. Harvey, S. Lee Keller, William T.
                         Weisert, Robert St. Germain, Robert Taylor, Jerome
                         Henderson, Robert Peery, Paolo Minissi, Stuart R.A. Carter
                         and Sandra K. Cashell entered into substantially identical agreements)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HOLOPHANE CORPORATION

                                          By: /s/ JOHN R. DALLEPEZZE
                                            ------------------------------------
                                            Name: John R. DallePezze
                                            Title: President, Chief Executive
                                                   Officer
                                                and Chairman of the Board
Dated: June 25, 1999

                                                                         ANNEX I

                             HOLOPHANE CORPORATION
                             250 EAST BROAD STREET
                                   SUITE 1400
                              COLUMBUS, OHIO 43215

                             INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

     This Information Statement, which is being mailed on or about June 25, 1999 to the holders of record of shares of Common Stock, par value $0.01 per share (the "Common Stock") of Holophane Corporation, a Delaware corporation (the "Company"), is being furnished in connection with the potential designation by NSI Enterprises, Inc., a Delaware corporation (the "Purchaser"), of persons to the board of directors of the Company (the "Board of Directors" or the "Board"). Such designation shall be made pursuant to an Agreement and Plan of Merger dated as of June 20, 1999 (the "Merger Agreement") among the Company, the Purchaser and National Service Industries, Inc., a Delaware corporation ("Parent"). This Information Statement is attached as Annex I to the Schedule 14D-9 (the "Schedule 14D-9") of the Company with respect to the Offer (as defined below).

     Pursuant to the Merger Agreement, the Purchaser commenced a tender offer on June 25, 1999 to purchase all of the outstanding shares of Common Stock at a price of $38.50 per share or any greater amount per share paid pursuant to such tender offer as it may be amended, net to the sellers in cash, less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated June 25, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). Upon the terms and subject to the conditions of the Offer and the Merger Agreement (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and pay all shares of Common Stock validly tendered prior to the Expiration Date (as defined below) and not properly withdrawn. The term "Expiration Date" means 12:00 midnight, New York City time, on Friday, July 23, 1999, unless and until the Purchaser, in its sole discretion (but subject to the terms and conditions of the Merger Agreement) shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

     The Merger Agreement provides, among other things, that promptly upon the purchase by the Purchaser of more than a majority of the outstanding shares of Common Stock pursuant to the Offer, and from time to time thereafter, the Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors as shall give the Purchaser representation on the Board of Directors equal to a majority of the Board of Directors, and the Company shall, at such time, promptly take all action necessary to cause the Purchaser's designees to be so elected, including either increasing the size of the Board of Directors or securing the resignations of incumbent directors or both. At such times, the Company will use its reasonable best efforts to cause persons designated by the Purchaser to constitute the same percentage as is on the Board of Directors of each committee of the Board of Directors.

     Following the election or appointment of the Purchaser's designees and prior to the Effective Time, the concurrence of a majority of the directors of the Company then in office who are neither designated by the Purchaser nor are employees of the Company (the "Disinterested Directors") will be required to authorize any amendment, or waiver of any term or condition, of the Merger Agreement or the certificate of incorporation or bylaws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of the Purchaser or waiver or assertion of any of the Company's rights thereunder, and any other consent or action by the Board of Directors with respect to the Merger Agreement. The number of Disinterested Directors shall not be less than two.

     The information contained in this Information Statement concerning the Purchaser and Parent has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     WE ARE NOT NOW ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY AT THIS TIME.

                              PURCHASER DESIGNEES

     Set forth in the table below are the name, age and principal occupation and business experience of each of the persons who the Purchaser has informed the Company that it intends to designate for election to the Board of Directors (the "Purchaser Designees"). Unless otherwise indicated, the business address for each individual listed below is 1420 Peachtree Street, N.E., Atlanta, Georgia 30309. Except for Stewart A. Searle III, who is a Canadian citizen, each of the Purchaser Designees is a United States citizen.

                     PRINCIPAL OCCUPATION DURING PAST
NAME  AGE           FIVE YEARS AND OTHER DIRECTORSHIPS
----  ---           ----------------------------------
James 61     Director of Parent (since 1996); Chairman of the
  S.         Board of Parent (since February 1996); Chief
  Balloun.... Executive Officer of Parent (since February
             1996); President of Parent (since October 1996);
             Director of McKinsey & Co. (from June 1976
             through January 1996). Director of Georgia
             Pacific Corporation, Radiant Systems, Inc. and
             Wachovia Corporation.
Brock 51     Executive Vice President and Chief Financial
  A.         Officer of Parent (since 1996); President of
  Hattox.... Engineering and Construction Group (January 1995
             through September 1996) and Chief Financial
             Officer of McDermott International, Inc. (March
             1991 through September 1996).
David 61     Director of Parent (since 1990); Executive Vice
 Levy...     President, Administration and Counsel of Parent
             (since September 1992); Senior Vice President,
             Secretary and Counsel of Parent (1982 through
             September 1992).
Stewart 47   Senior Vice President -- Planning and Development
  A.         of Parent (since 1996); Senior Vice President of
  Searle     Development of Equifax, Inc. (1992 through 1996).
  III...

     It is expected that the Purchaser Designees may assume office at any time following the purchase by the Purchaser of a majority of the outstanding shares of Common Stock pursuant to the Offer, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board of Directors. The Purchaser has informed the Company that each of the Purchaser Designees has consented to act as a director of the Company, if so designated.

     None of Purchaser's Designees or their associates is a director of, or holds any position with, the Company. To the best of the Company's knowledge, none of the Purchaser Designees or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

                    INFORMATION WITH RESPECT TO THE COMPANY

     The following information is summarized, in substantial part, from the Company's Proxy Statement dated as of March 25, 1999, in connection with its 1999 Annual Meeting of Stockholders.

                                    GENERAL

     The shares of Common Stock are the only class of voting securities of the Company outstanding. Each outstanding share of Common Stock is entitled to one vote. As of March 10, 1999, 10,586,541 shares of Common Stock were outstanding.

          STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of March 10, 1999, by each of the Company's directors, each of the Company's named executive officers, all directors and executive officers as a group and each person who is known by the Company to beneficially own five percent or more of any class of the Company's voting securities.

                                                              SHARES BENEFICIALLY OWNED
                                                   ------------------------------------------------
DIRECTORS AND OTHER NAMED                           NUMBER      EXERCISABLE
EXECUTIVE OFFICERS(a)                              OF SHARES      OPTIONS        TOTAL      PERCENT
-------------------------                          ---------    -----------    ---------    -------
John R. DallePezze (b)...........................    337,613      333,167        670,780      6.1%
William R. Michaels..............................     70,818       14,000         84,818        *
Robert L. Purdum.................................      4,000       26,000         30,000        *
Anthony P. Scotto................................     48,533       14,000         62,533        *
Tadd C. Seitz....................................      9,000       26,000         35,000        *
Jeffrey M. Wilkins...............................      2,000       14,000         16,000        *
John W. Harvey...................................     57,879       88,850        146,729      1.4
S. Lee Keller (b)................................    122,999       80,850        203,849      1.9
Bruce A. Philp (b)...............................    149,415       78,850        228,265      2.1
William T. Weisert (b)...........................     31,945       59,750         91,695        *
All directors and executive officers as a group
  (12 persons)...................................    851,107      763,467      1,614,574     14.2

OTHER 5% STOCKHOLDERS
The Capital Group Companies, Inc.(c)
  333 South Hope Street
  Los Angeles, CA 90071..........................    903,500                                  8.5
First Pacific Advisors, Inc.(d)
  11400 West Olympic Boulevard
  Los Angeles, CA 90064..........................    603,100                                  5.7
T. Rowe Price Associates, Inc.(e)
  100 East Pratt Street
  Baltimore, MD 21202............................  1,543,800                                 14.6

---------------

 * Less than 1%.

(a) The business address of each of the directors and named executive officers is: c/o Holophane Corporation, 250 East Broad Street, Suite 1400, Columbus, Ohio 43215.

(b) Also includes shares of Common Stock held by the respective spouses of executive officers of the Company and by their children who reside with them.

(c) Information is based on the Amendment No. 2 to Schedule 13G dated February 8, 1999, filed jointly by Capital Guardian Trust Company ("Capital Trust"), a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended, and Capital International, Inc. ("Capital International"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, which reflects the beneficial ownership of and sole dispositive power over 903,500 shares of Common Stock by Capital Trust. Capital Trust has sole voting power over 732,900 shares. Capital International has sole voting power over 188,000 shares.

(d) Information is based on the Amendment No. 2 to Schedule 13G dated February 12, 1999, filed jointly by First Pacific Advisors, Inc., ("First Pacific"), a Massachusetts corporation, and Source Capital, Inc. ("Source Capital"), a Delaware corporation, which reflects the beneficial ownership of and shared dispositive power over 603,100 shares of Common Stock by First Pacific. First Pacific has sole voting power over no shares. Source Capital has sole voting power over 535,500 shares.

(e) Information is based on the Schedule 13G dated February 12, 1999, filed jointly by T. Rowe Price Associates, Inc. ("Price Associates"), an investment advisor registered under the Investment Advisors Act of 1940, and
    T. Rowe Price Small Cap Value Fund, Inc. ("Value Fund"), a Maryland corporation, which reflects the beneficial ownership of and sole dispositive power over 1,543,800 shares of Common Stock by Price Associates. Price Associates has sole voting power over 274,200 shares. Value Fund has sole voting power over 800,000 shares and sole dispositive power over no shares.

                           CURRENT BOARD OF DIRECTORS

     The Board of Directors of the Company is currently fixed at six persons and is divided into three classes with regular three year staggered terms. The term of office of directors in Class I expires at the 2000 Annual Meeting. The term of office of directors in Class II expires at the 2001 Annual Meeting. The term of office of directors in Class III expires at the 2002 Annual Meeting.

CLASS I -- TERM TO EXPIRE AT THE 2000 ANNUAL MEETING

WILLIAM R. MICHAELS                                          DIRECTOR SINCE 1989

     Mr. Michaels, 64, was the Chairman of the Board of the Company from June 1989 through February 1992. From September 1988 to June 1997, Mr. Michaels was Chairman of the Board, President and Chief Executive Officer and since June 1997 Chairman of the Board of Pinnacle Automation, Inc., a manufacturer of specialized material handling systems. Mr. Michaels is a member of the Compensation Committee.

ROBERT L. PURDUM                                             DIRECTOR SINCE 1994

     Mr. Purdum, 63, retired as Chairman of Armco Inc., a major steel manufacturer, in 1994. Mr. Purdum joined Armco in 1962 following service in the U.S. Navy. He was elected President of Armco in 1986 and served as Chief Executive Officer from November 1990 to December 1993. Mr. Purdum is a director of Berlitz International, Inc., a language services firm, and Chairman of Bucyrus International, a mining equipment manufacturer. Mr. Purdum is also a partner in American Industrial Partners and is Chairman of Steel Heddle, a textile products company. Mr. Purdum is a member of the Audit Committee.

CLASS II -- TERM TO EXPIRE AT THE 2001 ANNUAL MEETING

JOHN R. DALLEPEZZE, CHAIRMAN                                 DIRECTOR SINCE 1989

     Mr. DallePezze, 55, has been a Director, President and Chief Executive Officer of the Company since he joined the Company in October 1989 and Chairman of the Board since February 1992. Prior to joining the Company, Mr. DallePezze served from 1983 to 1989 as President of the McCullough Division of N.L. Industries Inc. and Western Atlas International Inc. Prior to 1983, Mr. DallePezze served as General Manager of the Lighting Products Division of Corning Inc. Mr. DallePezze serves as a director of Belden, Inc., a wire and cable manufacturer.

ANTHONY P. SCOTTO                                            DIRECTOR SINCE 1991

     Mr. Scotto, 52, has been a consultant to Oak Hill Capital Management since November 1998 and has served as a Managing Director of Oak Hill Partners, Inc. since 1992. Mr. Scotto serves as a director of Ivex Packaging Corporation, Specialty Foods Corporation and Grove Worldwide, LLC. Mr. Scotto is Chairman of the Audit Committee.

CLASS III -- TERM TO EXPIRE AT THE 2002 ANNUAL MEETING

TADD C. SEITZ                                                DIRECTOR SINCE 1993

     Mr. Seitz, 57, is the retired Chairman and Chief Executive Officer of The Scotts Company, a manufacturer of lawn and garden care products. Mr. Seitz serves on several private company boards. Mr. Seitz is Chairman of the Compensation Committee.

JEFFREY M. WILKINS                                           DIRECTOR SINCE 1996

     Mr. Wilkins, 54, has been Chairman and Chief Executive Officer of Metatec Corporation, an information services company, since August 1989. Mr. Wilkins founded and served as Chief Executive Officer of CompuServe from its beginning in 1969 until mid-1985. Mr. Wilkins serves as a director of Checkfree Corporation. Mr. Wilkins is a member of the Compensation Committee.

DIRECTORS' REMUNERATION; ATTENDANCE

     Directors of the Company who are not employees receive an annual retainer fee of $25,000. Employees who serve as directors receive no additional remuneration. All directors are reimbursed for out-of-pocket expenses. Non-employee directors receive no fringe benefits other than elective deferral of directors' fees through the Supplemental Executive Retirement Plan.

     All independent directors receive an annual grant of options to purchase 4,000 shares of Common Stock pursuant to the Company's 1996 Incentive Stock Plan.

     The Company's certificate of incorporation and bylaws provide for the elimination of liability of directors and the indemnification of directors and officers to the fullest extent permitted by Delaware law.

     The Board of Directors met four times during 1998. All of the directors attended at least 75% of the total number of meetings of the Board and of the committees on which they served during 1998.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has standing Compensation and Audit Committees. The Board does not have a nominating committee. The full Board selects the nominees for directors.

     Compensation Committee. The Compensation Committee met four times during 1998. The purpose of the Compensation Committee of the Board (the "Committee") is to establish and administer executive compensation policies which are aligned with the Company's business objectives. A detailed report follows.

     Audit Committee. The Audit Committee met four times during 1998. Its functions are to recommend the appointment of independent accountants; review the arrangements for and scope of the audit by the independent accountants; review the independence of the independent accountants; consider the adequacy of the system of internal accounting controls and review any proposed corrective actions; review and monitor the Company's policies regarding business ethics and conflicts of interests; discuss with management and the independent accountants the Company's draft annual financial statements and key accounting and/or reporting matters; and other related functions.

                             EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

     The following tables set forth information concerning total compensation earned or paid to the Chief Executive Officer and the four most highly compensated executive officers of the Company who served in such capacities on December 31, 1998 (the "named executive officers") for services rendered to the Company.

                           SUMMARY COMPENSATION TABLE

     The following table discloses compensation paid or to be paid to the named executive officers for each of the last three fiscal years.

                                                                  LONG-TERM
                                                                COMPENSATION
                                       ANNUAL             -------------------------
                                  Compensation(a)          SECURITIES
NAME AND PRINCIPAL           --------------------------    UNDERLYING       LTIP         ALL OTHER
POSITION                     YEAR    SALARY    BONUS(b)   OPTIONS/SARS   PAYOUTS(b)   Compensation(c)
------------------           ----   --------   --------   ------------   ----------   ---------------
John R. DallePezze           1998   $352,385   $182,500      56,000       $79,364         $42,997
  Chairman, President &      1997    346,192    193,868      62,500       203,767          49,573
  Chief Executive Officer    1996    305,597    122,575      55,000       203,767          44,233
John W. Harvey(d)            1998   $168,769   $ 73,700      12,400       $28,344         $18,957
  Vice President,            1997    167,173     78,700      14,000        72,775          21,270
  Manufacturing              1996    152,800     49,100      13,000        72,775          19,224
S. Lee Keller(e)             1998   $172,669   $ 42,600      12,400       $28,344         $17,053
  Vice President,            1997    171,404     68,600      14,000        72,775          20,957
  Sales                      1996    152,800     41,800      13,000        72,775          18,713
Bruce A. Philp(f)            1998   $170,885   $ 63,200      12,400       $28,344         $18,370
  Vice President, Finance    1996    167,173     79,400      14,000        72,775          21,203
  Chief Financial Officer    1996    152,800     46,500      13,000        72,775          19,042
William T. Weisert(g)        1998   $145,239   $ 49,600       7,600       $22,570         $15,219
  Vice President,            1997    145,519     48,300      11,000        57,933          16,244
  Research & Development     1996    135,190     28,600       8,800        57,933          15,518

---------------

(a) Other Annual Compensation, which consists solely of perquisites or other personal benefits, was less than the lesser of $50,000 or 10% of such named executive officer's annual salary and bonus for such year.

(b) Amounts include deferred portions under the Company's Supplemental Executive Retirement Plan.

(c) All Other Compensation for the 1998 fiscal year reflects amounts contributed by the Company to Messrs. DallePezze, Harvey, Keller, Philp and Weisert of $11,200 each under the Company's Thrift Plan and $31,797, $7,757, $5,853, $7,170 and $4,019, respectively, as supplemental retirement benefits under the Company's Supplemental Executive Retirement Plan.

(d) Mr. Harvey, 54, was elected Vice President, Manufacturing on June 28, 1989.

(e) Mr. Keller, 51, was elected Vice President, Sales on June 28, 1989.

(f) Mr. Philp, 47, was elected Vice President, Finance, Chief Financial Officer and Secretary on June 28, 1989.

(g) Mr. Weisert, 53, was elected Vice President, Research & Development on June 28, 1989.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

     The following table provides information on option grants in fiscal 1998 to the named executive officers.

                                          INDIVIDUAL GRANTS
                       --------------------------------------------------------    POTENTIAL REALIZABLE VALUE AT
                       NUMBER OF      % OF TOTAL                                      ASSUMED ANNUAL RATES OF
                       SECURITIES      OPTIONS                                      STOCK PRICE APPRECIATION FOR
                       UNDERLYING     GRANTED TO                                           Option Term(b)
                        OPTIONS      EMPLOYEES IN    EXERCISE      EXPIRATION      ------------------------------
NAME                    GRANTED      FISCAL YEAR     PRICE(c)         DATE              5%              10%
----                   ----------    ------------    ---------    -------------    ------------    --------------
                                                     ($/SHARE)
John R. Dallepezze...    56,000(a)       26.9        $24.4375     Feb. 24, 2008      $860,642        $2,181,037
John W. Harvey.......    12,400(a)        6.0        $24.4375     Feb. 24, 2008      $190,571        $  482,944
S. Lee Keller........    12,400(a)        6.0        $24.4375     Feb. 24, 2008      $190,571        $  482,944
Bruce A. Philp.......    12,400(a)        6.0        $24.4375     Feb. 24, 2008      $190,571        $  482,944
William T. Weisert...     7,600(a)        3.7        $24.4375     Feb. 24, 2008      $116,801        $  295,998

---------------

(a) Twenty-five percent of such options vest on February 24, 1999, with the remaining 75% vesting 25% per year until fully vested on February 24, 2002. Such options have stock-for-stock exercise and tax withholding features, which allow the holders, in lieu of paying cash for the exercise price and any tax withholding, to have the Company commensurately reduce the number of shares of Common Stock to which they would otherwise be entitled upon exercise of such options.

(b) The dollar amounts under these columns are the result of calculations at the 5% and 10% annualized rates of stock price appreciation set by the Securities and Exchange Commission and therefore are not intended to forecast future appreciation, if any, of the Company's stock price.

(c) The exercise price of the options is the per share fair market value of the underlying Common Stock on the date of the grant.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUE

     The following table provides information on option exercises in fiscal 1998 by the named executive officers and the values of such officers' unexercised options at December 31, 1998.

                                                            NUMBER OF SECURITIES         VALUE OF
                                                                 UNDERLYING           UNEXERCISED IN-
                                                            UNEXERCISED OPTIONS      THE-MONEY OPTIONS
                                   SHARES                    AT FISCAL YEAR-END     AT FISCAL YEAR-END
                                  ACQUIRED       VALUE          EXERCISABLE/           EXERCISABLE/
NAME                             ON EXERCISE    REALIZED       UNEXERCISABLE           UNEXERCISABLE
----                             -----------    --------    --------------------    -------------------
John R. DallePezze.............     5,000       $75,530       275,371/150,625       $3,613,773/$749,039
John W. Harvey.................         0       $     0         73,750/34,650       $  984,953/$179,422
S. Lee Keller..................         0       $     0         65,750/34,650       $  859,453/$179,422
Bruce A. Philp.................         0       $     0         63,750/34,650       $  828,078/$179,422
William T. Weisert.............         0       $     0         49,713/23,438       $  661,746/$121,395

EMPLOYMENT AGREEMENT

     On August 30, 1993, the Company entered into an amended employment agreement (the "Employment Agreement") with Mr. DallePezze which sets forth the terms and conditions of Mr. DallePezze's employment as President, Chairman and Chief Executive Officer. Mr. DallePezze's current compensation includes a base salary of $369,000 and a targeted bonus of 70% of his base salary.

     If Mr. DallePezze's employment is terminated by the Company without Cause or if he resigns for Good Reason, other than within two years following a Change of Control (in each case, as defined in the Employment Agreement), Mr. DallePezze would be entitled to receive severance payments and other benefits. These payments and benefits would include (a) a single lump sum payment of any accrued base salary, benefits and bonus under the Bonus Plan; (b) continuation of base salary, bonus payments and fringe benefits generally for a period of 36 months following termination of employment, provided that such amounts shall be reduced if Mr. DallePezze accepts third-party employment; and (c) full vesting of all outstanding stock options.

     Within two years following a Change of Control, if Mr. DallePezze's employment is terminated by the Company without Cause or if he resigns for Good Reason, he would be entitled to receive certain lump sum payments and other benefits, including (a) a single lump sum payment of any accrued base salary, benefits and bonus under the Bonus Plan; (b) a single lump sum payment equal to the sum of (i) two times Mr. DallePezze's applicable base salary and targeted Annual Bonus and (ii) the maximum Long-Term bonus payment possible under the Bonus Plan; and (c) reimbursement of any excise tax incurred under Section 4999 of the Internal Revenue Code of 1986 (the "Code") plus any resulting income taxes as a result of such reimbursement. In addition, upon the occurrence of a Change in Control, Mr. DallePezze will become fully vested in all employee benefit plans in which he is a participant, including all stock options granted to him.

     If Mr. DallePezze's employment is terminated by the Company for Cause or if he resigns without Good Reason, he would not be entitled to any severance pay or any other additional compensation.

     In June 1999, the Employment Agreement was amended to allow Mr. DallePezze to defer receipt of all or a portion of his severance benefits (payable following a Change in Control) and to have such deferred amounts contributed to the Company's Second Amended and Restated Supplemental Executive Retirement Plan and later distributed to him under the terms of such plan. The 1999 amendment did not otherwise materially change the Employment Agreement. The complete text of the Employment Agreement, as amended, is filed as Exhibit (c)(10) to the
Schedule 14D-9.

TERMINATION BENEFITS AGREEMENTS

     In September and October 1993, the Company entered into certain Termination Benefits Agreements (the "Termination Agreements") with each of the Company's executive officers other than Mr. DallePezze. Under the terms of the Termination Agreements, the executive officers are entitled to receive certain benefits upon the termination of their employment within two years following a Change in Control if termination is without Cause or for Good Reason (all terms as defined in the Termination Agreements). Benefits payable upon termination would include
(a) a single lump sum payment of any accrued base salary, benefits and bonus under the Bonus Plan; (b) continuation of fringe benefits for a period of 18 months following termination of employment; (c) a single lump sum payment equal to the sum of (i) 1 1/2 times the executive's applicable base salary and targeted annual bonus and (ii) the maximum Long-Term bonus payment possible under the Bonus Plan; and (d) reimbursement of any excise tax incurred under
Section 4999 of the Code, plus any resulting income taxes. In addition, upon the occurrence of a Change in Control, the executive will become fully vested in all employee benefit plans in which he is a participant, including all stock options granted to him.

     In June 1999, the Termination Agreements were amended to allow eligible executives to defer receipt of all or a portion of their termination benefits (payable following a Change in Control) and to have such amounts contributed to the Company's Second Amended and Restated Supplemental Executive Retirement Plan and later distributed to them under the terms of such plan. The 1999 amendment did not otherwise materially change the Termination Agreements. The complete text of a representative Termination Agreement, as amended, is filed as Exhibit
(c)(11) to the Schedule 14D-9.

COMPENSATION COMMITTEE REPORT ON COMPENSATION OF EXECUTIVE OFFICERS OF THE
COMPANY

     The purpose of the Compensation Committee of the Board of Directors is to establish and administer executive compensation policies which are aligned with the Company's business objectives. The Committee recommends compensation actions for all corporate officers to the Board of Directors for approval. All Committee members are non-employee directors.

  Compensation Philosophy

     There are certain guiding principles utilized by the Committee in structuring the compensation packages of key executives. They are:

        Pay for Performance -- To align the executives' interest with the interests of stockholders, a high percentage of executives' total compensation is composed of leveraged short-term and long-term incentives directly linked to the performance of the Company.

        Competitiveness -- Executives are provided with an opportunity to earn total compensation at a level above the median for comparable companies when Company performance exceeds industry norms and that of its competitors. This opportunity enables the Company to significantly challenge its management team.

        Executive Ownership -- A major component of total compensation is equity based. This links management's interests with stockholders' interests and provides rewards for long-term results.

        Management Development -- Total compensation programs are designed to attract and retain individuals with the leadership and technical skills required to ensure the Company's future. The Committee believes that the Company's human resources can provide a competitive advantage.

Components of Executive Compensation

     The components of total compensation for all executives are base salary, a bonus plan, fringe benefits and stock options. The Committee annually reviews total compensation for the Company's executives as well as each component of compensation. Compensation consultants are utilized by the Committee to assist in structuring the compensation program and to supply appropriate competitive compensation information. The Committee has utilized data from a group of publicly held companies in similar lines of business as the Company as well as data for general industrial companies of similar size as the Company. For stock performance comparisons, the Company utilizes the Dow Jones Industrial Index for the Electrical Components and Equipment Group which includes companies engaged in similar lines of business as the Company. While some of these companies were also used for competitive compensation information, those with substantially larger market capitalization were excluded.

     Base Salary -- Base salary for all executive officers is targeted to be in the second quartile (below the median but above the 25th percentile) of comparable companies. Salaries are reviewed annually and may be adjusted based subjectively on individual and corporate performance, as measured by sales, EBITDA and net income, as well as industry comparisons. No specific weight was assigned to these factors in determining 1998 base salaries for the executive officers.

     Bonus Plan -- The Company's management employees, including the executive officers, participate in the Holophane Bonus Plan, consisting of both an Annual and Long-Term Bonus. The Plan is targeted to provide total cash compensation (salary plus bonuses) in the third quartile of comparable companies if Company performance objectives are met. Depending on actual performance, total cash compensation may range from the lowest to the highest quartile of comparable companies.

     Each Bonus Plan participant has a target bonus ranging from 10% to 70% of base salary. Annual Bonuses, ranging from 0% to 150% of target, are paid based upon performance against Company financial objectives, including goals for increases in sales and EBITDA. The Chief Executive Officer's Annual Bonus is based solely upon performance versus these objectives. The Annual Bonus for other Plan participants, including the executive officers, is based on performance versus both (in order of importance) Company objectives and individual objectives. While sales and net income improved in 1998, overall Company performance fell short of the Company's financial objectives resulting in bonuses which were lower than target.

     The Long-Term Bonus is paid if certain long-term goals are met. The Long-Term Bonus Plan is a rolling three year plan. Awards are based solely on achievement of earnings per share objectives. The maximum Long-Term Bonus award for each participant equals the target bonus in the first year of each plan period was paid below maximum level, but reflects the three year 25% growth of earnings per share. During this time frame, the market price of Holophane stock increased 18%.

     Fringe Benefits -- The executive officers participate in the same fringe benefit plans offered to all salaried employees, including the 5% defined contribution Thrift Plan. Additionally, they participate in the Supplemental Executive Retirement Plan, a non-qualified plan intended to "restore" retirement benefits which would have accrued under the Thrift Plan were it not for various limitations under the Code. In addition, participants may be entitled to defer a portion of their bonuses.

     Stock Options -- The Company's Incentive Stock Plans foster executive stock ownership and align the executives' interests with stockholders' interests. Grants are targeted to be at the 75th percentile of grants for similarly compensated executives at comparable companies. Consistent with the intent of the Incentive Stock Plans, the Compensation Committee has established stock ownership expectations for all participants.

     The maximum number of shares of Common Stock with respect to which awards may be granted under the 1996 Incentive Stock Plan is 800,000. Last year, 207,800 stock options were granted to directors and key employees, including the named executives as set forth in the Summary Compensation Table.

Section 162(m) Compliance

     Section 162(m) of the Internal Revenue Code of 1986 (the "Code") places certain restrictions on the amount of compensation in excess of $1,000,000 which may be deducted for each executive. The Company intends to satisfy the requirements of Section 162(m) should the need arise.

Chief Executive Officer Compensation

     Mr. DallePezze is compensated pursuant to the terms of his Employment Agreement. Based on competitive data from the Company's compensation consultant, the Committee believes that, relative to CEO compensation in comparable companies, Mr. DallePezze's base salary for 1998 was in the second quartile, his annual cash compensation was in the second quartile and his total cash compensation was in the third quartile. Mr. DallePezze was granted 56,000 stock options pursuant to the 1996 Incentive Stock Plan described above under Stock Options. This grant was established at the 75th percentile of grants for similarly compensated executives at comparable companies. The grant also reflects Mr. DallePezze's leadership in achieving the Company's past performance as well as expectations for his future contribution.

Members of the Compensation Committee
                                          William R. Michaels
                                          Tadd C. Seitz, Chairman
                                          Jeffrey M. Wilkins

STOCK PRICE PERFORMANCE GRAPH

     The following graph compares the cumulative total stockholder return on the Common Stock of the Company since becoming a public company on October 28, 1993 with the cumulative total return of (i) the Standard & Poor's 500 Composite Stock Price Index and (ii) the Dow Jones Industrial Index for the Electrical Components and Equipment Group. The graph assumes the investment of $100 in the Common Stock of the Company, the Standard & Poor's 500 Index and the Dow Jones Industrial Index for the Electrical Components and Equipment Group. The initial public offering price of the Company's Common Stock was $10 per share, adjusted for the 3:2 stock split on December 15, 1995.
[GRAPH]

                                            HOLOPHANE         ELECTRICAL COMPONENTS    STANDARD & POOR'S
                                           CORPORATION          & EQUIPMENT INDEX          500 INDEX
                                           -----------        ---------------------    -------------
10/28/93                                      100.00                 100.00                  100.00
12/31/93                                      113.33                 102.97                  100.94
12/31/94                                      125.00                 107.22                  100.24
12/31/95                                      217.50                 140.20                  139.73
12/31/96                                      190.00                 170.75                  171.81
12/31/97                                      247.50                 209.62                  229.11
12/31/98                                      256.88                 245.87                  294.59

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Under the securities laws of the United States, the Company is required to report any known failures by officers, directors or 10% stockholders to file on a timely basis a Form 3, Form 4 or Form 5, relating to beneficial ownership of the Company's equity securities, during the last fiscal year. To the best of the Company's knowledge, all required filings have been made on a timely basis, except that Mr. Harvey failed to file a Form 4 on a timely basis pertaining to the disposal of 500 shares of Common Stock.

                                                                        ANNEX II

                      [LETTERHEAD OF SALOMON BARNEY INC.]

June 20, 1999

The Board of Directors
Holophane Corporation
250 East Broad Street
Columbus, Ohio 43215

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Holophane Corporation ("Holophane") of the consideration to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of June 20, 1999 (the "Merger Agreement"), among Holophane, National Service Industries, Inc. ("NSI") and NSI Enterprises, Inc., a wholly owned subsidiary of NSI ("Sub"). As more fully described in the Merger Agreement, (i) Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of Holophane (the "Holophane Common Stock") at a purchase price of $38.50 per share, net to the seller in cash, less any required withholding taxes (the "Cash Consideration" and, such tender offer, the "Tender Offer") and (ii) subsequent to the Tender Offer, Sub will be merged with and into Holophane (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of Holophane Common Stock not previously tendered will be converted into the right to receive the Cash Consideration.

     In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Holophane and certain senior officers and other representatives and advisors of NSI concerning the business, operations and prospects of Holophane. We examined certain publicly available business and financial information relating to Holophane as well as certain financial forecasts and other information and data for Holophane which were provided to or otherwise discussed with us by the management of Holophane. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Holophane Common Stock; the historical and projected earnings and other operating data of Holophane; and the capitalization and financial condition of Holophane. We considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Holophane. In connection with our engagement, we were requested to approach, and we held discussions with, third parties to solicit indications of interest in the possible acquisition of Holophane. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

     In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Holophane that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Holophane as to the future financial performance of Holophane. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Holophane nor have we made any physical inspection of the properties or assets of Holophane. We express no view as to, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Holophane or the effect of any other transaction in which Holophane might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

The Board of Directors
Holophane Corporation
June, 20, 1999
Page 2

     Salomon Smith Barney Inc. has acted as financial advisor to Holophane in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee upon the delivery of this opinion. We have in the past provided investment banking services to Holophane and NSI unrelated to the proposed Transaction, for which services we have received compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Holophane and NSI for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Holophane, NSI and their respective affiliates.

     Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Holophane in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Holophane Common Stock in the Tender Offer or how such stockholder should vote on any matters relating to the proposed Transaction.

     Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by the holders of Holophane Common Stock (other than NSI and its affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Salomon Smith Barney Inc.
SALOMON SMITH BARNEY INC.

                                 EXHIBIT INDEX

    EXHIBIT
    NUMBER                                 DESCRIPTION
    -------                                -----------
Exhibit (a)(1)     Offer to Purchase, dated June 25, 1999
Exhibit (a)(2)     Letter of Transmittal, dated June 25, 1999
Exhibit (a)(3)     Opinion of Salomon Smith Barney Inc., dated June 20, 1999
                   (filed as Annex II hereto)
Exhibit (a)(4)     Joint Press Release of the Company and Parent, dated June
                   21, 1999
Exhibit (a)(5)     Letter to stockholders of the Company dated June 25, 1999
Exhibit(c)(1)      Agreement and Plan of Merger, dated as of June 20, 1999,
                   among the Company, the Purchaser and Parent
Exhibit (c)(2)     Confidentiality Agreement, dated as of March 31, 1999,
                   between the Company and Parent
Exhibit (c)(3)     The Company's Information Statement filed pursuant to
                   Section 14(f) of the Securities Exchange Act of 1934 and
                   Rule 14f-1 thereto (filed as Annex I hereto)
Exhibit (c)(4)     Holophane Corporation Second Amended and Restated
                   Supplemental Executive Retirement Plan
Exhibit (c)(5)     Holophane Corporation Executives' Deferred Compensation Plan
Exhibit (c)(6)     Holophane Corporation Executives' Deferred Compensation
                   Program
Exhibit (c)(7)     Holophane Corporation Incentive Stock Plan, as amended,
                   effective June 1, 1999
Exhibit (c)(8)     Holophane Corporation 1996 Incentive Stock Plan, as amended, effective June 1, 1999
Exhibit (c)(9)     Holophane Corporation Fee Deferral Plan for Non-Employee
                   Directors, as amended, effective June 1, 1999
Exhibit (c)(10)    Employment Agreement dated as of August 30, 1993 between the
                   Company and John R. DallePezze, as amended, effective June
                   1, 1999
Exhibit (c)(11)    Representative Amended Termination Benefit Agreement between the Company and Bruce Philp, as amended, effective June 1,
                   1999 (Each of John W. Harvey, S. Lee Keller, William T.
                   Weisert, Robert St. Germain, Robert Taylor, Jerome
                   Henderson, Robert Peery, Paolo Minissi, Stuart R.A. Carter
                   and Sandra K. Cashell entered into substantially identical agreements)